    As filed with the Securities and Exchange Commission on January 29, 2004

================================================================================

                                                   1933 Act File No. 333-110818

                                                    1940 Act File No. 811-21471

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form N-2

                       (Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-Effective Amendment No.

[X]  Post-Effective Amendment No. 1

          and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]  Amendment No. 4


                Nuveen Tax-Advantaged Total Return Strategy Fund
          Exact Name of Registrant as Specified in Declaration of Trust

                 333 West Wacker Drive, Chicago, Illinois 60606
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (800) 257-8787
               Registrant's Telephone Number, including Area Code

                               Jessica R. Droeger
                          Vice President and Secretary
                              333 West Wacker Drive
                             Chicago, Illinois 60606
  Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

      Stacy H. Winick                       Eric F. Fess                Sarah E. Cogan, Esq.
   Bell, Boyd & Lloyd PLLC             Chapman and Cutler LLP       Simpson Thacher & Bartlett LLP
1615 L Street, N.W., Suite 1200            111 W. Monroe                425 Lexington Avenue
     Washington, DC 20036                Chicago, IL 60603               New York, NY 10017


                  Approximate Date of Proposed Public Offering:

 As soon as practicable after the effective date of this Registration Statement

                              --------------------

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

     It is proposed that this filing will become effective (check appropriate box)

     [ ] when declared effective pursuant to section 8(c)

     [X] This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-110818.

                             --------------------

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


==============================================================================================================================
                                                                                     Proposed Maximum
   Title of Securities Being            Amount             Proposed Maximum         Aggregate Offering         Amount of
          Registered               Being Registered     Offering Price Per Unit         Price (1)         Registration Fee (2)
------------------------------------------------------------------------------------------------------------------------------
Common Shares, $0.01 par value    17,000,000 Shares              $20.00                 $340,000,000            $27,506
==============================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee.


(2) All fees have previously been paid.



================================================================================

                                Explanatory Note

     This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-110818) of Nuveen Tax-Advantaged Total Return Strategy Fund is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended for the sole purpose of adding a new exhibit e, Terms and Conditions of the Dividend Reinvestment Plan, and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

                           PART C - OTHER INFORMATION

Item 24: Financial Statements and Exhibits

     1.  Financial Statements:


     Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-110818) and are incorporated herein by reference.


     2.  Exhibits:


a. Amended and Restated Declaration of Trust dated November 19, 2003. Filed on November 26, 2003 as Exhibit a to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.

b. By-laws of Registrant. Filed on November 26, 2003 as Exhibit b to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.


c.   None.

d.   Not Applicable.


e.   Terms and Conditions of the Dividend Reinvestment Plan.


f.   None.


g.1 Investment Management Agreement between Registrant and Nuveen Institutional Advisory Corp. dated November 20, 2003. Filed on December 22, 2003 as Exhibit g.1 to Pre-effective Amendment No. 2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.


g.2 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and NWQ Investment Management Company LLC dated November 20, 2003. Filed on January 26, 2004 as Exhibit g.2 to Registrant's Registration Statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.

g.3 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Symphony Asset Management, LLC dated November 20, 2003. Filed on January 26, 2004 as Exhibit g.2 to Registrant's Registration Statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.


h.1  Form of Underwriting Agreement.

h.2  Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement.

h.3  Form of Nuveen Master Selected Dealer Agreement.

h.4  Form of Salomon Smith Barney Inc. Master Agreement Among Underwriters.

h.5  Form of Dealer Letter Agreement.


i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed on January 26, 2004 as Exhibit i to Pre-effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (333-110818) and incorporated herein by reference.

j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated August 19, 2002. Filed on January 26, 2004 as Exhibit j to Pre-effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (333-110818) and incorporated herein by reference.

k.1 Shareholder Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on January 26, 2004 as Exhibit k.1 to Pre-effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (333-110818) and incorporated herein by reference.

k.2 Expense Reimbursement Agreement between Registrant and Nuveen Institutional Advisory Corp. dated November 20, 2003. Filed on December 22, 2003 as Exhibit k.2 to Pre-effective Amendment No. 2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.

l.1 Opinion and consent of Bell, Boyd & Lloyd LLC. Filed on December 22, 2003 as Exhibit 1.1 to Pre-effective Amendment No.2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.

l.2 Opinion and consent of Bingham McCutchen LLP. Filed on December 22, 2003 as Exhibit 1.2 to Pre-effective Amendment No.2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.


l.3  Consent of Bell, Boyd & Lloyd LLC.

l.4  Consent of Bingham McCutchen LLP.


m.   None.


n.   Consent of Ernst & Young LLP.


o.   None.


p. Subscription Agreement of Nuveen Institutional Advisory Corp. dated January 6, 2004. Filed on January 26, 2004 as Exhibit p to Pre-effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (333-110818) and incorporated herein by reference.


q.   None.


r.1 Code of Ethics of Nuveen Institutional Advisory Corp. Filed on December 22, 2003 as Exhibit r.1 to Pre-effective Amendment No.2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.

r.2 Code of Ethics of NWQ Investment Management Company LLC. Filed on January 26, 2004 as Exhibit r.2 to Pre-effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (333-110818) and incorporated herein by reference.

r.3 Code of Ethics of Symphony Asset Management, LLC. Filed on December 22, 2003 as Exhibit r.3 to Pre-effective Amendment No.2 to Registrant's registration statement on Form N-2 (File No. 333-110818) and incorporated herein by reference.


s.   Powers of Attorney.

-------------------



Item 25: Marketing Arrangements


Sections 3, 5 and 6(n) of the Form of Underwriting Agreement filed as Exhibit
h.1 to this Registration Statement.

See the Introductory Paragraph and Sections 2 and 3(d) of the Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement filed as Exhibit h.2 to this Registration Statement and the Introductory Paragraph and Sections 2 and 3 of the Form of Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to this Registration Statement.

See the Introductory Paragraph and Sections 1.2, 3.1, 3.2, 3.4-3.8, 4.1, 4.2, 5.1-5.4, 6.1, 10.9 and 10.10 of the Form of Salomon Smith Barney Inc. Master Agreement Among Underwriters filed as Exhibit h.4 to this Registration Statement.

See Paragraph e of the Form of Dealer Letter Agreement between Nuveen and the Underwriters filed as Exhibit h.5 to this Registration Statement.


Item 26: Other Expenses of Issuance and Distribution



     Securities and Exchange Commission fees                            27,506
     National Association of Securities Dealers, Inc. fees              30,500
     Printing and engraving expenses                                   735,000
     Legal Fees                                                        250,000
     Exchange listing fees                                              30,000
     Blue Sky filing fees and expenses                                   5,000
     Underwriters reimbursement                                         52,500
     Miscellaneous expenses                                             14,494
                                                                    ----------
          Total                                                     $1,145,000*
                                                                    ==========

------------


* Nuveen Institutional Advisory Corp., NWQ Investment Management Company LLC and Symphony Asset Management, LLC have contractually agreed to reimburse the Fund for fees and expenses in the amount of .32% of average daily Managed Assets of the Fund for the first five full years of the Fund's operations, .24% of average daily Managed Assets in year six, .16% in year seven and .08% in year eight. Without the reimbursement, "Total Annual Expenses" would be estimated to be 1.05% of average daily net assets attributable to Common Shares. Nuveen has agreed to pay (i) all organizational expenses and (ii) offering costs (other than sales load) that exceed $0.04 per Common Share (0.20% of offering price).



Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities


     At January 26, 2004



                                                            Number of
                  Title of Class                         Record Holders
                  --------------                         --------------
       Common Shares, $0.01 par value                          1

Item 29: Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii)  by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

     (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by Investment Trust Directors and Officers and Errors and Omission policies in the aggregate amount of $50,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $500,000 deductible, which does not apply to individual trustees or officers.


     Section 9 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.


     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30: Business and Other Connections of Investment Adviser

     Nuveen Institutional Advisory Corp. ("NIAC") serves as investment adviser to the following open-end and closed-end management type investment companies:
Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III, Nuveen Senior Income Fund, Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen California Select Tax-Free Income, Nuveen New York Select Tax-Free Income Portfolio, Nuveen Real Estate Income Fund, Nuveen Select Tax-Free Income Portfolio 3, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Preferred and Convertible Income Fund, Nuveen Preferred and Convertible Income Fund 2 and Nuveen Diversified Dividend and Income Fund.

     NIAC has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser who serve as officers or Trustees of the Registrant has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Part B of this Registration Statement. Such information for the remaining senior officers of NIAC appears below:


                                                  Other Business Profession, Vocation or
Name and Position with NIAC                          Employment During Past Two Years
---------------------------                       --------------------------------------
John P. Amboian, President and Director.......  President and Director of Nuveen Investments, Inc.,
                                                Nuveen Investments, LLC, Nuveen Advisory Corp., Nuveen Asset
                                                Management, Inc., Rittenhouse Asset Management, Inc., Nuveen
                                                Investments Advisors Inc., and Nuveen Investments Holdings, Inc.

Alan G. Berkshire, Senior Vice President and
Secretary.....................................  Senior Vice President, Secretary and General Counsel of Nuveen
                                                Investments, Inc., Nuveen Investments, LLC, Nuveen Asset Management,
                                                Inc., Rittenhouse Asset Management, Inc. and Nuveen Investments
                                                Holdings, Inc.; Senior Vice President and Secretary of Nuveen
                                                Advisory Corp. and Nuveen Investments Advisors Inc.; Assistant
                                                Secretary of NWQ Investment Management Company, LLC and Secretary
                                                of Symphony Asset Management, LLC.

Margaret E. Wilson, Senior Vice President,
Finance.......................................  Senior Vice President, Finance of Nuveen Investments, Inc.,
                                                Nuveen Investments, LLC, Nuveen Asset Management, Inc., Nuveen
                                                Advisory Corp., Rittenhouse Asset Management, Inc., Nuveen
                                                Investments Advisors Inc. and Nuveen Investments Holdings, Inc.


     NWQ Investment Management Company LLC ("NWQ") serves as a subadviser to the Nuveen NWQ Multi-Cap Value Fund and the Nuveen NWQ International Value Fund and serves as investment adviser to separately managed accounts. See "Investment Advisers" in Part B of the Registration Statement.

     Set forth below is a list of each director and officer of NWQ, indicating each business profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.


                                                                         Other Business Profession, Vocation
                                    Positions and Offices                   or Employment During Past Two
             Name                       with NWQ, LLC                                Fiscal Years
--------------------------------------------------------------------------------------------------------------
Michael C. Mendez               Chief Executive Officer                 President and Director (1999 - 2002),
                                                                        Managing Director (1992 - 1999) of
                                                                        NWQ Investment Management Company, Inc.
---------------------------------------------------------------------------------------------------------------------------
Jon D. Bosse                    CFA, Chief Investment Officer           Managing Director, Portfolio
                                and Managing Director                   Manager (1996 - 2002), Director of
                                                                        Research (1996 - 2001) of NWQ Investment
                                                                        Management Company, Inc.
---------------------------------------------------------------------------------------------------------------------------
Edward C. Friedel Jr.           CFA, Managing Director                  Managing Director (1992 - 2002) of
                                                                        NWQ Investment Management Company, Inc.
---------------------------------------------------------------------------------------------------------------------------
Mary-Gene Slaven                Managing Director,                      Managing Director, Secretary/Treasurer, NWQ
                                Secretary/Treasurer                     Investment Management Company, Inc. (1992 - 2002)
---------------------------------------------------------------------------------------------------------------------------
David B. Iben                   Managing Director, Portfolio            Managing Director, Portfolio Manager, NWQ
                                Manager                                 Investment Management Company, Inc. (11/2000 -
                                                                        2002); Chief Executive Officer, Lead Portfolio
                                                                        Manager, Palladian Capital Management, Inc. (10/98
                                                                        - 10/2000)
---------------------------------------------------------------------------------------------------------------------------
Phyllis G. Thomas               Managing Director, Portfolio            Managing Director, Portfolio Manager, NWQ
                                Manager                                 Investment Management Company, Inc. (1993 - 2002);
                                                                        Vice President, Portfolio Manager (1992)
---------------------------------------------------------------------------------------------------------------------------
Carl M. Katerndahl              Managing Director, Private              Managing Director, Private Client Group,  NWQ
                                Client Services                         Investment Management Company, Inc. (4/2001
                                                                        - 2002); Senior Managing Director, Webster
                                                                        Investment Management (4/1998 - 4/2001)
---------------------------------------------------------------------------------------------------------------------------
James H. Galbreath              Managing Director, Client               Managing Director, Client Services, NWQ Investment
                                Services                                Management Company, Inc. (1992 - 2002)
---------------------------------------------------------------------------------------------------------------------------
Ronald R. Sternal               Managing Director, Institutional &      Managing Director, Institutional & Taft-Hartley
                                Taft-Hartley Services                   Services, NWQ Investment Management Company, Inc.
                                                                        (10/2000 - 2002); Sr. Vice President, Taft-Hartley
                                                                        Services, NWQ Investment Management Company, Inc.
                                                                        (11/1999 - 9/2000)
---------------------------------------------------------------------------------------------------------------------------

Symphony Asset Management, LLC currently serves as an investment adviser or subadviser to three other funds. The address for Symphony Asset Management, LLC is 555 California Street, Suite 2975, San Francisco, CA 94104. See "Investment Advisers" in Part B of the Registration Statement.

Set forth below is a list of each director and officer of Symphony, indicating each business, profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

                                           Other Business, Profession, Vocation or Employment
Name and Position with Symphony                           During Past Two Years*
-------------------------------            ---------------------------------------------------
Jeffrey L. Skelton                         Manager/Member, NetNet Ventures, LLC
Director, President, Chief Executive
Officer

Neil L. Rudolph                            Manager/Member, NetNet Ventures, LLC
Chief Operating Officer; Chief
Financial Officer; Chief Compliance
Officer

Michael J. Henman                          Manager/Member, NetNet Ventures, LLC
Secretary; Director of Business
Development

Praveen K. Gottipalli                      Portfolio Manager and Manager/Member, NetNet Ventures,
Director of Investments                    LLC

Gunther M. Stein                           Portfolio Manager, Symphony Asset Management LLC;
Director of Fixed Income Strategies        Portfolio Manager, Nuveen Senior Loan Asset Management
                                           LLC; Portfolio Manager, Nuveen Institutional Advisory
                                           Corp.

*Note: Officers' employment by Symphony Asset Management, Inc. terminated in July 2001 (in conjunction with purchase of Symphony by Nuveen).

Item 31: Location of Accounts and Records

     Nuveen Institutional Advisory Corp., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

     NWQ Investment Management Company LLC, 2049 Century Park East, 4th Floor, Los Angeles, California 90067, maintains certain of its advisory material.

     Symphony Asset Management, LLC, 555 California Street, San Francisco, CA 94104, maintenance certain of its advisory material.

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Institutional Advisory Corp.


Item 32: Management Services

         Not applicable.

Item 33: Undertakings

     1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     2.   Not applicable.

     3.   Not applicable.

     4.   Not applicable.

     5.   The Registrant undertakes that:

          a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 29th day of January, 2004.


                            NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND

                            /s/ Jessica R. Droeger
                            ________________________________________
                            Jessica R. Droeger, Vice President and
                            Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.




        Signature                     Title                           Date
        ---------                     -----                           ----
/s/ Stephen D. Foy           Vice President and Controller       January 29, 2004
----------------------       (Principal Financial and
    Stephen D. Foy           Accounting Officer)


/s/ Gifford R. Zimmerman     Chief Administrative Officer        January 29, 2004
------------------------     (Principal Executive Officer)
    Gifford R. Zimmerman


Timothy R. Schwertfeger*     Chairman of the Board and       By: /s/ Jessica R. Droeger
                             Trustee                             ------------------------
                                                                     Jessica R. Droeger
                                                                     Attorney-In-Fact
                                                                     January 29, 2004


William E. Bennett*         Trustee

Robert P. Bremner*          Trustee

Lawrence H. Brown*          Trustee

Jack B. Evans*              Trustee

Anne E. Impellizzeri*       Trustee

William L. Kissick*         Trustee

Thomas E. Leafstrand*       Trustee

Peter R. Sawers*            Trustee

William J. Schneider*       Trustee

Judith M. Stockdale*        Trustee

Shelia W. Wellington*       Trustee


     *Original powers of attorney authorizing Jessica R. Droeger and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as exhibits.

                                INDEX TO EXHIBITS

a.   Amended and Restated Declaration of Trust dated November 19, 2003.*
b.   By-laws of Registrant.*

c.   None.
d.   Not Applicable.

e.   Terms and Conditions of the Dividend Reinvestment Plan.


f.   None.


g.1 Investment Management Agreement between Registrant and Nuveen Institutional Advisory Corp. dated November 20, 2003.*
g.2 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and NWQ Investment Management Company LLC dated November 20, 2003.*
g.3 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Symphony Asset Management, LLC dated November 20, 2003.*
h.1  Form of Underwriting Agreement.
h.2  Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement.
h.3  Form of Nuveen Master Selected Dealer Agreement.
h.4  Form of Salomon Smith Barney Inc. Master Agreement Among Underwriters.
h.5  Form of Dealer Letter Agreement.
i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees.*
j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated August 19, 2002.*
k.1 Shareholder Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002.*
k.2 Expense Reimbursement Agreement between Registrant and Nuveen Institutional Advisory Corp. dated November 20, 2003.*
l.1  Opinion and consent of Bell, Boyd & Lloyd LLC.*
l.2  Opinion and consent of Bingham McCutchen LLP.*
l.3  Consent of Bell, Boyd & Lloyd LLC.
l.4  Consent of  Bingham McCutchen LLP.


m.   None.

n.   Consent of Ernst & Young LLP.

o.   None.


p. Subscription Agreement of Nuveen Institutional Advisory Corp. dated January 6, 2004.*


q.   None.


r.1  Code of Ethics of Nuveen Institutional Advisory Corp.*
r.2  Code of Ethics of NWQ Investment Management Company LLC.*
r.3  Code of Ethics of Symphony Asset Management, LLC.*


s.   Powers of Attorney.
------------------


*    Previously filed.